Centracan Incorporated
555 Winderley Place, Suite 300
Orlando, FL 32751
Tel.: (407) 571-6846
Fax: (407) 386-3074

July 26, 2010

Ryan C. Milne
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4631
Washington, D.C. 20549

Re:	Centracan Incorporated Form 8-K, Item 4.01 Filed July 15, 2010 File No. 000-52910

Dear Mr. Milne:

By letter dated July 20, 2010, the staff (the “Staff,” “you,” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Centracan Incorporated (“Centracan” or, the “Company,” “we,” “us,” or “our”) with its comments on the Company’s Current Report on Form 8-K (the “Current Report”) filed on July 15, 2010.  We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

Item 4.01 Changes in Registrant’s Certifying Accountant, page 2

1. Please amend your Form 8-K to address the uncertainty related to your ability to continue as going concern, which is disclosed in the Report of Independent Registered Public Accounting Firm, Li & Company, PC for the audits of the two most recently completed fiscal years. Note that such disclosure is required by Item 304(a)(l)(ii) of Regulation S-K.

RESPONSE: We will amend the Form 8-K to address the uncertainty related to the Company’s ability to continue as a going concern as required by Item 304(a)(1)(ii) of Regulation S-K.  The amendments will be filed on or before July 26, 2010.

2. We note that you have engaged the accounting firm of Moss, Krusick & Associates, LLC (“Moss”) as your independent accountant. It does not appear that Moss is registered with the Public Company Accounting Oversight Board (PCAOB). Please confirm to us whether Moss is registered with the PCAOB, and if so, tell us the date that Moss applied for registration with the PCAOB. To the extent that Moss is not registered with the PCAOB, you must engage a new accountant that is a publicly registered accounting firm to perform review or audit work for the company.

RESPONSE: We have contacted our new audit firm, Moss, Krusick & Associates, LLC, regarding the concerns expressed over its registered status with the Public Company Accounting Oversight Board (“PCAOB”). We have been advised by Moss, Krusick that it has already filed all required applications and registration materials with PCAOB and expects to have its registration effective before the next quarterly review of our financial statements, which is due August 14, 2010.  A confirming letter from Moss, Krusick is attached as Exhibit 99.1 to this letter. We have engaged Moss, Krusick because the Commission audit staff of Moss, Krusick was formerly the Commission audit staff of Berman Hopkins, Wright & LaHam CPAs and Associates, LLP, which decided to substantially end its Commission practice.  Berman Hopkins was the independent auditor for EcoReady Corporation, a private non-reporting company before it was acquired by the Company.  In the unlikely event that Moss, Krusick does not receive its full PCAOB registration in time to review our next required filing, we will engage a PCAOB registered accounting firm to undertake that review and will continue to do so until Moss, Krusick has completed its registration.

3. Please amend to provide the applicable disclosures under Item 304 of Regulation S-K with respect to your termination of Berman Hopkins Wright and LaHam, CPAs and Associates, LP.

RESPONSE: No disclosures are required under Item 304 of Regulation S-K with respect to the termination of Berman Hopkins Wright and LaHam, CPAs (“Berman”) as independent auditor for the Company.  The Company has never retained Berman as its independent auditor and Berman has never reviewed or certified any of the Company’s filings with the Commission.  All of our recent prior filings were reviewed or certified by Li & Company, PC.

4. Please obtain and file Exhibit 16 letters from the former accounting firms stating whether the accountants agree with the respective statements made in your revised Form 8-K.

RESPONSE: A letter from Li & Company, PC agreeing with the statements regarding the firm was filed as Exhibit 16.1 to the Current Report.  We will request the Li & Company, PC provide a second letter confirming the same statements in the amended Form 8-K to be filed on or before July 26, 2010.  No confirming letter is required from Berman as Berman was never engaged by the Company to perform any services and has never been terminated by the Company.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in this filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Boris Rubizhevsky
Boris Rubizhevsky
Chief Financial Officer